Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1:	Name and Address of Company

Eupraxia Pharmaceuticals Inc. (the “Company”)

201-2067 Cadboro Bay Rd.

Victoria, British Columbia

Canada, V8R 5G4

Item 2:	Date of Material Change

September 24, 2025

Item 3:	News Release

A news release announcing the material change was issued on September 24, 2025 through Globe Newswire and a copy was subsequently filed on SEDAR+.

Item 4:	Summary of Material Change

On September 24, 2025, the Company announced that it closed its previously announced public offering (the “Offering”) of 14,636,363 common shares of the Company (the “Common Shares”), which includes the issuance of 1,909,090 Common Shares upon full exercise of the option to purchase additional shares granted to the underwriters, at a price to the public of US$5.50 per Common Share for gross proceeds of approximately US$80.5 million, before deducting the underwriting commissions and estimated expenses incurred in connection with the Offering.

Item 5.1:	Full Description of Material Change

On September 24, 2025, the Company announced that it closed the Offering of 14,636,363 Common Shares, which includes the issuance of 1,909,090 Common Shares upon full exercise of the option to purchase additional shares granted to the underwriters, at a price to the public of US$5.50 per Common Share for gross proceeds of approximately US$80.5 million, before deducting the underwriting commissions and estimated expenses incurred in connection with the Offering.

Cantor Fitzgerald & Co. and LifeSci Capital LLC acted as joint book-running managers for the Offering. Bloom Burton Securities Inc. also acted as co-manager for the Offering.

The Company intends to use the net proceeds from the Offering primarily for the continued advancement of its product pipeline, including the completion of ongoing preclinical studies and clinical trials, regulatory submissions, and associated commercial preparation and manufacturing scale-up activities. A portion of the proceeds will also be allocated to research and development of additional pipeline candidates, business development initiatives, and general corporate purposes, which may include but are not limited to employee salaries, working capital, leases for facilities, administrative expenses, and capital expenditures. The Company may also use a portion of the proceeds to expand its intellectual property portfolio and strengthen its corporate infrastructure to support future growth.

The Offering was made pursuant to a U.S. registration statement on Form F-10, declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on February 7, 2024, and the Company’s existing Canadian short form base shelf prospectus, (the “Base Prospectus”) dated February 5, 2024. A preliminary prospectus supplement and a final prospectus supplement (the “Supplement”) relating to and describing the terms of the Offering were filed with the securities commissions in all of the provinces and territories of Canada, except Quebec, and with the SEC in the United States. The Supplement and accompanying Base Prospectus contain important detailed information about the Offering.

The Supplement and accompanying Base Prospectus can be found on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. Copies of the Supplement and accompanying Base Prospectus may also be obtained from Cantor Fitzgerald & Co., Attention: Capital Markets, 110 East 59th Street, 6th Floor, New York, New York 10022, or by email at prospectus@cantor.com, from LifeSci Capital LLC at 1700 Broadway, 40th Floor, New York, New York 10019, or by email at compliance@lifescicapital.com, or from Bloom Burton Securities Inc. at ecm@bloomburton.com.

This material change report shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such province, state or jurisdiction.

Item 5.2:	Disclosure of Restructuring Transactions

Not applicable.

Item 6:	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7:	Omitted Information

Not applicable.

Item 8:	Executive Officer

For further information, please contact Alex Rothwell, Chief Financial Officer of the Company at 250-590-3968.

Item 9:	Date of Report

September 25, 2025